File No. 82-34719





Press Release from Securitas AB

April 29, 2005

Securitas divests its cash handling services activities in Poland, Hungary and Czech Republic

Securitas has today agreed to sell its cash handling services activities in Poland, Hungary and Czech Republic to Brinks Inc. representing sales of MSEK 150. The divestment is done in order to enhance the focus on the U.S. and Western Europe cash handling services business.

Securitas remains active in the guarding business in Poland, Hungry and Czech Republic which represents sales of MSEK 340.

Contact:

Håkan Winberg, Executive Vice President and CFO **+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations **+44 (0) 20 8432 6523**

The press release is also available on: www.securitasgroup.com

Securitas is a world leader in security, active in more than 20 countries in Europe and North America with over 200,000 employees.

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70